

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 26, 2018

Chandler Bigelow
Executive Vice President and Chief Financial Officer
Tribune Media Company
515 North State Street
Chicago, IL 60654

      Re: Tribune Media Company
            Form 10-K for the Fiscal Year Ended December 31, 2017
            Filed March 1, 2018
            File No. 001-08572

Dear Mr. Bigelow:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Telecommunications